October 11, 2019

Fraser Atkinson
Chief Executive Officer
GreenPower Motor Company Inc.
#240 - 209 Carrall Street
Vancouver, British Columbia V6B 2J2, Canada

       Re: GreenPower Motor Company, Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 27, 2019
           CIK 0001584547

Dear Mr. Atkinson:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted September 27, 2019

Plan of Operations, page 23

1. We note that you disclose your plans to build a manufacturing facility, and disclose that you are in the process of obtaining building permits to commence construction of the facility. Please disclose the timeline for your plan to commence such construction. In that regard, we note your response to prior comment 5.
Employment, Consulting and Management Agreements, page 48

2. We note your disclosure on page 48 that you entered into a management services agreement with Koko Financial Services, Inc., pursuant to which such company's designated personnel is to be engaged by your company "with the duties set out in the
 Fraser Atkinson
GreenPower Motor Company Inc.
October 11, 2019
Page 2
         management services agreement." Please revise to describe such duties. In that regard, we note that you have omitted the schedule from the management services agreement filed as Exhibit 10.1.
Share Ownership, page 52

3. Where you disclose the beneficial ownership of your common shares, please include common shares that the person has the right to acquire within 60 days by option or other agreement. Refer to the definition of "beneficial owner" in General Instruction F of Form
         20-F. For example, where you quantify the beneficial ownership of your common shares by Fraser Atkinson on pages 52 and 57, it does not appear that you have included all common shares that he has the right to acquire within 60 days pursuant to options, warrants, or convertible debentures.
       You may contact Aamira Chaudhry at 202-551-3389 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any other questions.



FirstName LastNameFraser Atkinson                            Sincerely,
Comapany NameGreenPower Motor Company Inc.
                                                             Division of
Corporation Finance
October 11, 2019 Page 2                                      Office of
Manufacturing
FirstName LastName